

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2016

Via E-mail
Mr. John E. Petry
Founder and Managing Partner
Sessa Capital (Master), L.P.
1350 Avenue of the Americas, Suite 3110
New York, New York 10019

> **Re:     Ashford Hospitality Prime, Inc.**
> **Soliciting Material Under Rule 14a-12**
> **Filed January 15, 2016 by Sessa Capital (Master), L.P., John E. Petry et al.**
> **File No. 001-35972**

Dear Mr. Petry:

We have reviewed your filing and have the following additional comment.

General

1.    It has come to our attention that Mr. Petry founded and controls a website at www.valueinvestorsclub.com. Please confirm that any posts by participants in your solicitation appearing on this website that constitute solicitation materials will be filed under cover of Schedule 14A.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:    Via E-mail
       Thomas R. Stephens, Esq.
       Bartlit Beck Herman Palenchar & Scott LLP